UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2019

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed, on March 27, 2019, Capital Product Partners L.P. (“CPLP”) completed the spin-off of its crude and product tanker business (the “Tanker Business”) into Diamond S Shipping Inc. (the “DSS Transaction”). Effective March 27, 2019, CPLP effected a one-for-seven reverse unit split of its issued and outstanding common and general partner units (the “Reverse Split”). Attached as Exhibit I are the Audited Consolidated Financial Statements of CPLP as of and for the year ended December 31, 2018 and the related Operating and Financial Review and Prospects discussion. CPLP is furnishing Exhibit I to update Part I, Item 5. Operating and Financial Review and Prospects and Part III, Item 18. Financial Statements, included in CPLP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”), to present the results of operations and cash flows of the Tanker Business and assets and liabilities that were part of the DSS Transaction as discontinued operations. All units and per units amounts disclosed in Exhibit I give effect to the Reverse Split retroactively, for all periods presented. All other information in the 2018 Form 20-F remains unchanged.

Attached as Exhibit 101 is the following financial information from this Report on Form 6-K as of and for the year ended December 31, 2018, filed as part of Exhibit I hereto, formatted in Extensible Business Reporting Language (“XBRL”):

(i) Consolidated Balance Sheets as of December 31, 2018 and 2017;

(ii) Consolidated Statements of Comprehensive (Loss) / Income for the years ended December 31, 2018, 2017 and 2016;

(iii) Consolidated Statements of Changes in Partners’ Capital for the years ended December 31, 2018, 2017 and 2016;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and

(v) Notes to the Consolidated Condensed Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: October 11, 2019	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.